Kevin Dougherty

Securities and Exchange Commission

767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 21, 2020

VIA EDGAR

Kevin Dougherty

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fortress Value Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 1, 2020

File No. 333-248433

Dear Mr. Dougherty:

On behalf of Fortress Value Acquisition Corp. (the “Company”), please find a response to the follow-up verbal comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s response to Comment 1 which was contained in the Staff’s letter dated October 14, 2020 (“Comment Letter 2”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-248433) filed by the Company on October 1, 2020 (“Amendment No. 1”). The response is based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

The Company has previously provided to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on October 19, 2020 (“Amendment No. 2”).

The Company respectfully advises the Staff that, based on a conversation between the Staff and representatives of the Company, MPMO and SNR, respectively, it proposes to revise the disclosure on page 108 to further clarify what information was provided to Murray, Devine & Co., Inc. The Company believes that it would be confusing to make similar revisions to the disclosure on pages 88-89 given the statements there that Stage III was not a part of the financial projections. The revised disclosure, marked to reflect changes to Amendment No. 2, is shown below and has also been attached in longer form as Annex I hereto.

Revised Disclosure:

During the course of Murray Devine’s engagement and for the purposes of the opinion set forth herein, Murray Devine reviewed (i) SNR’s audited financial statements for the years ended December 31, 2019 and 2018, (ii) SNR’s 2020 operating budget, (iii) SNR’s balance sheet as of June 30, 2020 and income statement for the six months ended June 30, 2020, (iv) financial forecasts based on the Business Combination concerning the business and operations of SNR and MPMO on a consolidated basis, as furnished to Murray Devine by, and prepared by SNR’s management for purposes of Murray Devine’s analysis (the “Projections”), (v) the investor presentation prepared by Morgan Stanley, dated June 2020, for SNR, MPMO and FVAC, (vi) the lease and license agreement, dated April 3, 2017, by and between SNR and MPMO, (vii) the letter of intent provided by FVAC to SNR and MPMO relating to the proposed business combination, dated June 4, 2020, and (viii) a draft dated July 13, 2020 of the agreement and plan of merger by and among FVAC, MPMO, SNR and other related entities. In order to assist Murray Devine in understanding the general economics of the magnet market contemplated by the Stage III downstream expansion strategy which was not included in the Projections, management of MPMO also provided Murray Devine with a high-level illustrative template containing price and volume inputs for NdPr and magnets that Murray Devine could manipulate to see the impact that changes in those inputs might have on the potential market opportunity. Given the significant uncertainties around the eventual timing and structure of any Stage III downstream expansion, management of MPMO informed Murray Devine that the illustrative template was highly speculative in nature. In addition, Murray Devine held discussions with management of SNR and MPMO regarding historical and projected future financial performance, operations, products and customers, analyzed comparable publicly traded companies, and reviewed relevant industry and economic data.

Assuming that no additional pre-effective amendments are necessary, the Company would propose having the revised disclosure reflected in the final proxy statement/consent solicitation/prospectus to be filed on the effective date.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891.

Kevin Dougherty Securities and Exchange Commission Page 2

Sincerely yours,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen

Weil, Gotshal & Manges LLP

cc:	Andrew A. McKnight

Chief Executive Officer

Fortress Value Acquisition Corp.

Annex I

limitations set forth in the opinion, the consideration to be received by the unitholders of SNR in connection with the Business Combination was fair, from a financial point of view, to the unitholders of SNR.

The full text of Murray Devine’s written opinion is attached as Annex L and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Murray Devine. The summary of Murray Devine’s opinion included herein is qualified in its entirety by reference to the full text of such opinion.

Murray Devine’s opinion was directed to the SNR Board (solely in its capacity as such) and addresses only the fairness of the merger consideration to be paid to SNR unitholders pursuant to the merger agreement in connection with the Business Combination. Murray Devine did not opine on any individual stock, cash, or other components of consideration payable in connection with the Business Combination. Murray Devine’s opinion did not constitute a recommendation to SNR as to whether or not SNR should enter into the merger agreement or to any unitholders of SNR as to how such unitholders should vote at any special meeting called to consider and vote upon the Business Combination or any related matter. Murray Devine’s opinion does not address the underlying business decision to proceed with the Business Combination or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of SNR relative to the amount of consideration to be paid with respect to the Business Combination. Murray Devine’s opinion should not be construed as implying that the value of the merger consideration is necessarily the highest or best price that could be obtained by SNR in a sale, merger, or combination transaction with a third party. Other than as specifically set forth in the opinion, Murray Devine did not express any opinion with respect to the terms and provisions of the merger agreement or the enforceability of any such terms or provisions.

During the course of Murray Devine’s engagement and for the purposes of the opinion set forth herein, Murray Devine reviewed (i) SNR’s audited financial statements for the years ended December 31, 2019 and 2018, (ii) SNR’s 2020 operating budget, (iii) SNR’s balance sheet as of June 30, 2020 and income statement for the six months ended June 30, 2020, (iv) financial forecasts based on the Business Combination concerning the business and operations of SNR and MPMO on a consolidated basis, as furnished to Murray Devine by, and prepared by SNR’s management for purposes of Murray Devine’s analysis (the “Projections”), (v) the investor presentation prepared by Morgan Stanley, dated June 2020, for SNR, MPMO and FVAC, (vi) the lease and license agreement, dated April 3, 2017, by and between SNR and MPMO, (vii) the letter of intent provided by FVAC to SNR and MPMO relating to the proposed business combination, dated June 4, 2020, and (viii) a draft dated July 13, 2020 of the agreement and plan of merger by and among FVAC, MPMO, SNR and other related entities. In order to assist Murray Devine in understanding the general economics of the magnet market contemplated by the Stage III downstream expansion strategy which was not included in the Projections, management of MPMO also provided Murray Devine with a high-level illustrative template containing price and volume inputs for NdPr and magnets that Murray Devine could manipulate to see the impact that changes in those inputs might have on the potential market opportunity. Given the significant uncertainties around the eventual timing and structure of any Stage III downstream expansion, management of MPMO informed Murray Devine that the illustrative template was highly speculative in nature. In addition, Murray Devine held discussions with management of SNR and MPMO regarding historical and projected future financial performance, operations, products and customers, analyzed comparable publicly traded companies, and reviewed relevant industry and economic data.

In performing its review, Murray Devine used and relied upon the accuracy and completeness of certain past and current audited and unaudited financial information, projected financial information and other information, data and materials provided, discussed or otherwise made available to Murray Devine by or on behalf of SNR. Murray Devine further relied on assurances from SNR management that SNR management was not aware of any facts that would cause the foregoing information to be incomplete or misleading in any material respect as of the date of Murray Devine’s opinion. Murray Devine was not asked to and has not undertaken an independent verification of any of such information, and does not assume any responsibility or liability for the accuracy or completeness thereof. Murray Devine relied upon and assumed without independent verification, the accuracy and completeness of all such information and does not assume any responsibility with respect to such information. Without limiting the foregoing, management of SNR advised Murray Devine that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of MPMO and SNR and Murray Devine expressed no opinion with respect to the Projections. Murray Devine also used and relied upon information contained in various publicly available reports and statements. Murray Devine does not assume responsibility for the accuracy of such information and relied upon it without independent verification.

Murray Devine did not participate in any negotiations relating to the terms of the Business Combination or solicit expressions of interest from any third parties or make any other investigations or present any possible alternatives to the Business Combination. Murray Devine’s opinion is not intended to be and should not be construed as any form of recommendation to the SNR Board or any other party relating to the Business Combination. Murray Devine offered no opinion or advice as to legal, regulatory, accounting, insurance or tax matters relating to the Business Combination and assumed that such opinions and advice has or will be obtained from appropriate professionals.

Murray Devine’s opinion was based solely upon the information available to Murray Devine and described above, and the economic, market and other circumstances as they existed as of the date thereof. In arriving at its opinion, Murray Devine did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

The following is a summary of the material analyses prepared by Murray Devine and delivered to the SNR Board on July 14, 2020, in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Murray Devine, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances of the contemplated merger. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Murray Devine did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Murray Devine.

Enterprise Value—Comparable Public Companies. Based on the Projections and its own financial analyses, Murray Devine compared the multiples implied by the transaction to publicly traded companies.

In Stage I (which has been completed), MP Materials would commission the mining, milling and flotation processes to produce a high-quality rare earth concentrate, an intermediate product that is currently sold into Asia. Median monthly production would be greater than 2.6x that of its predecessor in a largely fixed cost business, with adjusted EBITDA and free cash flow being positive (collectively, “Stage I Projections”).

In the Stage II optimization project (to be completed by 2022), MP Materials would retrofit the existing processing facility workflow to make separated rare earth oxides more reliably, at significantly lower cost and with an expected smaller environmental footprint. This is expected to result in 2023 revenue of $415.4M and adjusted EBITDA of $252M (collectively, “Stage II Projections”).

In the Stage III downstream expansion strategy (2025 and later), MP Materials would leverage a singular source of commercial-scale Western rare earth supply to expand downstream to magnets, easing concerns about China as a supply chain, with the flexibility to buy, build or joint venture with substantial incremental revenue and EBITDA opportunity (collectively, “Stage III”).

With the completion of Stage II in 2022, SNR and MPMO could anticipate mining certain amounts of rare earth minerals at specified rates, including Neodymium Praseodymium Oxide at up to ~6,000 Mt per year, commanding a price of ~$70.00 per kilogram. NdPr is projected to account for over 92% of SNR and MPMO’s revenue in the projection period, amidst increased demand.

Based on the Projections, Murray Devine performed a discounted cash flow valuation of MP Materials to determine the fairness, as part of the Business Transaction, of the $10.00 per share price of the FVAC shares to be issued. In doing so, Murray Devine developed a discount rate based on market variables, used a weighted average cost of capital ranging from 10.5% to 16.5% and tax effected cash flows at 27.0%. This resulted in a range of value of $8.56 to $12.76 per share. Based on $10.00 per share of FVAC stock, the Business Combination implies an enterprise value of $1.0 billion for MP Materials or 12.2x 2021P EBITDA and 5.8x 2022P EBITDA. These implied multiples are in-line with those exhibited by public companies in the industry for 2021P and 2022P.

Multiples of EBITDA
	2020	2021	2022
MP Materials	34.6x	12.2x	5.8x

Lynas Corporation Limited	23.4x	12.6x	6.1x

Other Guideline Public Companies
Livent Corporation	22.7x	12.1x	9.6x
Albemarle Corporation	14.8x	12.7x	10.8x
Lithium Americas Corp.	Neg	16.0x	10.0x
First Quantum Minerals Ltd.	9.5x	7.7x	7.2x
Rainbow Rare Earths Limited	6.8x	4.1x	n/a
Neo Performance Materials Inc.	9.2x	6.2x	5.9x
Western Areas Limited	4.0x	3.8x	3.6x
Mean (ex. Lynas)	11.2x	8.9x	7.8x
Median (ex. Lynas)	9.3x	7.7x	8.4x

Revenue Stream and Royalty Rate. Based on the Projections and assuming completion of Stage II and Stage III, Murray Devine also performed a discounted cash analysis based on the projected SNR revenue stream under the lease and license agreement, dated April 3, 2017, by and between SNR and MPMO, whereby SNR is entitled to quarterly “Gross Revenue Royalties” equal to 2.5% of MPMO’s gross proceeds from its sales of rare earth products.

Based on Stage II Projections, Murray Devine performed a discounted cash flow analysis of the project royalty stream, developing a discount rate based on publicly traded royalty streams, with discount rates ranging from 4.5% to 7.5% and tax effected royalty cash flows at 27%. This resulted in a range of values to SNR of $88.5M to $293.1M compared to the $200M to be received at closing.

Based on its own financial analyses assuming the completion of Stage III, Murray Devine performed a discounted cash flow analysis of the projected royalty stream, developing a discount rate based on publicly traded royalty streams, with discount rates ranging from 8.0% to 11.0% and tax effected royalty cash flows at 27%. This resulted in a range of values to SNR of $136.4M to $309.8M compared to the $200M to be received at closing.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor, analysis or comparison, Murray Devine determined that, as of the date of its opinion, subject to the review, assumptions and limitations set forth in the opinion, the merger consideration to be paid pursuant to the merger agreement in connection with the Business Combination, in light of current market conditions, is fair from a financial point of view to SNR’s unitholders. Each SNR unitholder is encouraged to read Murray Devine’s fairness opinion in its entirety. The full text of this fairness opinion is included as Annex L.

Satisfaction of 80% Test

The NYSE rules require that FVAC’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net